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SEC FILE NUMBER
001-11919

CUSIP NUMBER
879 939 106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
TeleTech Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

9197 S. Peoria Street

Address of Principal Executive Office (Street and Number)
Englewood, Colorado 80112

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
TeleTech Holdings, Inc. (“TeleTech”) plans to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 (“Form 10-Q”) as soon as practicable, but does not expect that it will be filed on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25. As disclosed in the Company’s current report on Form 8-K filed with the SEC on November 9, 2007, the Company’s Audit Committee is conducting a review of the Company’s accounting for equity-based compensation practices. The review is being conducted with the assistance of outside legal counsel and accounting experts and will cover equity grants for the periods from 1996 through 2007. However, at this time, the review is ongoing and the Company will not be in a position to file the Form 10-Q until after the completion of the review and until the Company can determine the proper periods to record non-cash adjustments to compensation expense related to prior equity grants or resulting tax impacts. The Company does not presently expect that such review will be completed within the prescribed time period for the filing of such Form 10-Q (including the 5-day extension under Rule 12b-25).

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Alan Schutzman, Executive Vice President, General Counsel and Secretary	(303)	397-8747
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On November 8, 2007, TeleTech issued a press release reporting the following preliminary results of operations:
TeleTech reported record third quarter 2007 revenue of $335.8 million, a 10.5 percent increase over the year-ago quarter. Revenue from services performed for clients in offshore locations grew approximately 33 percent to $136.5 million in the third quarter 2007 and represented 41 percent of total revenue. Year to date, revenue from services performed for clients in offshore locations grew approximately 41 percent to $396 million and represented nearly 40 percent of total revenue.
On September 28, 2007, TeleTech sold substantially all of the assets and certain liabilities related to Newgen Results Corporation (Newgen), its database marketing and consulting segment, as part of the company’s review of strategic alternatives for this business. The sale of this business resulted in a pre-tax disposition charge, net of a software sale, during the third quarter of $7.0 million, of which approximately $2 million were cash related expenses. Of this $7.0 million, $3.1 million has been recorded as an asset impairment and restructuring charge which reduced preliminary income from operations, and the remainder was recorded as a loss on the sale of assets and is reflected in “Other Income (Expense).”
Preliminary income from operations in the third quarter 2007 was $25.9 million. Included in third quarter 2007 income from operations was a total of $4.8 million in asset impairment and restructuring charges. Excluding these charges, preliminary income from operations was $30.7 million, or 9.1 percent of revenue.
TeleTech believes that it cannot make reasonable estimates regarding additional aspects of its results of operations due to the possible adjustments that may be required as a result of the review of its accounting for equity-based compensation practices.
TeleTech’s failure to timely file the Form 10-Q and its other required reports under the Securities and Exchange Act of 1934 is a potential default under its credit facility. TeleTech will not be able to timely provide the financial statements that it is required to provide to the lenders on this facility, and as a result, TeleTech intends to request a waiver of this potential default. If TeleTech does not obtain a waiver, the lenders may cease lending additional funds and may require immediate repayment of all outstanding balances under the credit facility. Furthermore, the failure to timely file may affect TeleTech’s ability to meet the requirements of the NASDAQ Stock Market for continued listing of its common stock.
There are many risk factors that may cause the actual results of TeleTech’s operations to differ from those that have been reported or are expected. These potential risks and uncertainties include, among other things, any adjustments that may be required in connection with the ongoing review of TeleTech’s accounting for equity-based compensation plans; the review and possible conclusions may have an impact on the amount and timing of previously awarded non-cash equity-based compensation expense for current and previous financial periods; the effect of TeleTech’s failure to timely file all of its required reports under the Securities and Exchange Act of 1934, including the potential of a default under its credit facility; its ability to meet the requirements of the NASDAQ Stock Market for continued listing of its shares; potential claims and proceedings relating to such matters, including shareholder litigation and action by the SEC and/or other governmental agencies; and negative tax or other implications for TeleTech resulting from any accounting adjustments. More information about these and other factors affecting TeleTech’s business and prospects is contained in TeleTech’s November 8, 2007 press release and its periodic filings with the SEC.

TeleTech Holdings, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2007	By	/s/ Kenneth D. Tuchman

KENNETH D. TUCHMAN
Chief Executive Officer